UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-15081

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIONBANCAL CORPORATION

400 CALIFORNIA STREET

SAN FRANCISCO, CALIFORNIA 94104

Union Bank of California, N.A. 401(k) Plan and Trust

Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Union Bank of California, N.A. 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Union Bank of California, N.A. 401(k) Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position No. 94-1-1 — Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA
June 26, 2008

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments at fair value:
Mutual funds	$688,971,442	$639,696,797
UnionBanCal Corporation common stock	122,869,142	158,167,995
Commingled fund	96,644,578	105,316,355
Participant loans	21,657,007	21,225,626

Total investments at fair value	930,142,169	924,406,773

Receivables:
Accrued dividends	1,262,127	1,192,871
Employee contributions	177,489	—
Employer contribution	53,442	—

Total assets	931,635,227	925,599,644

LIABILITIES — Accrued trustee fees	44,583	42,470

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	931,590,644	925,557,174

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(191,699)	1,795,197

NET ASSETS AVAILABLE FOR BENEFITS	$931,398,945	$927,352,371

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

INVESTMENT INCOME:
Interest and dividends	$68,726,031
Net depreciation in fair value of investments	(52,769,596)

Net investment income	15,956,435

CONTRIBUTIONS:
Employees	54,801,499
Employer	20,013,994

Total contributions	74,815,493

Total additions	90,771,928

DEDUCTIONS:
Benefits paid	(86,152,953)
Trustee and administrative expenses	(572,401)

Total deductions	(86,725,354)

INCREASE IN NET ASSETS	4,046,574

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	927,352,371

End of year	$931,398,945

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.   GENERAL DESCRIPTION OF THE PLAN

The following description of the Union Bank of California, N.A. 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation — All benefits eligible employees are eligible to participate in the Plan commencing on the first quarterly entry date following the employee’s date of hire provided the date of hire is at least 30 or 31 days before the entry date.

Administration — Plan assets are managed by the investment managers designated by the Employee Deferred Compensation and Benefit Plans Administrative Committee (the “EDCBPA”). The current investment managers are HighMark Capital Management, Inc. (an affiliate of Union Bank of California, N.A. (the “Bank”)), Vanguard Group Inc., Allianz RCM Capital Management, L.L.C., Putnam Investments, Goldman Sachs, and T. Rowe Price. The Investment Subcommittee of the EDCBPA assists the EDCBPA in preparing investment guidelines and monitoring the performance of the investment managers. The Investment Subcommittee reports regularly to the EDCBPA, which in turn reports to the Directors’ Executive Compensation and Benefits Committee (the “Directors’ Committee”) (a committee of the Board of Directors of UnionBanCal Corporation). The Directors’ Committee provides general oversight for the activities of the EDCBPA. The Bank serves as the trustee and the administrator for the Plan.

Contributions — Each participant may elect to contribute 1% to 25% of his or her basic compensation as defined in the plan on a pretax basis, subject to certain Internal Revenue Code (“IRC”) limits. Matching pretax contributions are made by the Bank at a rate of 50% of employee pretax contributions, up to a maximum of 3% of basic compensation.

Participants may also elect to contribute 1% to 10% of their basic compensation on an after-tax basis. Pretax and after-tax employee contributions may not, in the aggregate, exceed 25% of basic compensation. The Bank may, at its discretion, make certain other contributions, including profit sharing. All contributions are subject to IRC limitations.

All contributions and an allocation of Plan earnings are credited to an individual account established in the name and for the exclusive benefit of the participant and his or her beneficiaries. The account is charged with withdrawals and an allocation of Plan losses.

The Plan offers participants the choice of investing in twenty one different investment funds and UnionBanCal Corporation common stock. Plan participants may elect to have dividends earned on UB stock paid directly to them as a taxable cash payment, or continue to be reinvested in their plan account. In addition, participants may also obtain loans, which are secured by their vested account balances.

Each participant has the option of determining the investment selections in which contributions and account balances are to be invested. The participant may direct all investments to one selection or divide investments among several selections in increments of 1% of total amounts allocated to investments.

Participant Loans — The Plan allows participants to borrow up to 50% of their vested balance, up to a maximum loan of $50,000. Loans are secured by the balance in the participant’s account and made for a period of 1 to 5 years, unless the loan is used to purchase a primary residence, in which case the term may extend to 15 years. The rate of interest is fixed and is equal to the Bank’s regular savings account rate (formerly secured passbook savings account rate). The Bank no longer has a secured passbook savings account rate. Certain interest rates on loans have been inherited from loans of 401(k) plans that have merged into this Plan. Principal and interest are paid ratably through payroll deductions.

Vesting — The participants’ vested account balances are used to provide benefits. All contributions, including Bank matching contributions and profit-sharing contributions, and earnings thereon, are fully vested and nonforfeitable at all times.

Benefits — Participants will receive the vested value of their accounts as of the last valuation date, together with any vested contributions credited thereafter, thirty days after one of the following events occurs, unless later payment is requested:

•            Retirement (attaining age 65, the normal retirement age under the Plan)

•            Termination of employment (including death and disability)

Distributions of vested benefits are made in single lump-sum payments, unless an equal payment plan was in place prior to July 1, 2001. Upon termination or partial termination of the Plan, the accounts of affected participants may continue to be held in trust or may be distributed to the participants as determined by the EDCBPA, but only to the extent permitted by law.

Plan Termination — Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of new Accounting Guidance — In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit — responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Recently Issued Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 is not expected to have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition — Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Commingled trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and a fair value estimate of the wrapper then adjusted by the issuer to contract value. The fair value of the wrap contracts is determined using a discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. Participant loans are carried at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The commingled trust fund is a stable value fund in the form of a common/collective trust fund, which is sponsored by Union Bank of California, N.A. The fund may invest in stable value instruments, and in certain other fixed income or money market obligations or in a variety of collective investment vehicles which invest in such obligations. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value for such investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits — Benefits payments to participants are recorded upon distribution.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds and commingled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.         INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006, are as follows:

	2007	2006

UnionBanCal Corporation common stock	$122,869,142	$158,167,995

Mutual funds:
HighMark Diversified Money Market Fund	112,221,556	98,965,339
T. Rowe Price Balanced Fund	57,684,058	52,927,836
HighMark Value Momentum Fund	138,363,580	145,723,223
Putnam International Equity Fund	50,548,085
Vanguard Institutional Index Plus Fund	88,009,827	86,639,546
T. Rowe Price Small-Cap Stock Fund	48,090,938	56,026,548
Allianz RCM Large-Cap Growth Fund	75,547,786	65,952,335

Commingled fund — Stable Value Fund	96,644,578	105,316,355

During 2007, net depreciation in fair value of investments was as follows:

UnionBanCal Corporation common stock	$(30,434,850)
Mutual funds	(22,334,746)

Total	$(52,769,596)

4.         FEDERAL INCOME TAX STATUS OF THE PLAN

The Plan has received a determination letter dated February 13, 2003, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

5.         RELATED PARTY TRANSACTIONS

Certain investments of the Plan are managed by HighMark Capital Management, Inc., an affiliate of the Bank, and are held by the trustee, Union Bank of California, N.A. Those transactions qualify as party-in-interest transactions. Fees paid by the Plan for trustee and administrative services amounted to $572,401 for the year ended December 31, 2007.

At December 31, 2007 and 2006, the Plan held 2,504,838 and 2,576,300 shares, respectively, of common stock of UnionBanCal Corporation, with a cost basis of $106,260,631 and $104,770,123, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $4,915,734 for such common stock.

6.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, per the financial statements to the Form 5500:

	2007	2006

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$931,398,945	$927,352,371
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	191,699	(1,795,197)

Net assets available for benefits per the Form 5500	$931,590,644	$925,557,174

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$4,046,574
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,986,896

Net income per Form 5500	$6,033,470

7.         SUBSEQUENT EVENT

Effective June 20, 2008, the Plan switched recordkeeping service provider to Prudential Retirement. All individual account balances remain in their existing investments at this time.

* * * * * *

SUPPLEMENTAL SCHEDULE

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

Identity			Current
of Issuer	Description	Units	Value

UnionBanCal Corporation*	UnionBanCal Corporation common stock	2,504,838	$122,869,142

Registered investment companies:
Union Bank of California, N.A.*	HighMark Diversified Money Market Fund	112,204,715	112,221,556
Union Bank of California, N.A.*	HighMark Value Momentum Fund	6,840,843	138,363,580
The Vanguard Group	Vanguard Institutional Index Plus Fund	655,772	88,009,827
The Vanguard Group	Vanguard Extended Market Index	970,956	38,762,708
The Vanguard Group	Vanguard Target Retirement Income	216,185	2,406,134
The Vanguard Group	Vanguard Target Retirement 2005	226,449	2,722,523
The Vanguard Group	Vanguard Target Retirement 2010	117,617	2,712,245
The Vanguard Group	Vanguard Target Retirement 2015	920,300	12,019,122
The Vanguard Group	Vanguard Target Retirement 2020	115,661	2,714,554
The Vanguard Group	Vanguard Target Retirement 2025	772,078	10,592,905
The Vanguard Group	Vanguard Target Retirement 2030	79,128	1,887,986
The Vanguard Group	Vanguard Target Retirement 2035	381,059	5,582,693
The Vanguard Group	Vanguard Target Retirement 2040	39,806	946,451
The Vanguard Group	Vanguard Target Retirement 2045	340,078	5,136,594
The Vanguard Group	Vanguard Target Retirement 2050	40,571	968,035
Goldman Sachs	Goldman Sachs Fixed Income Fund	2,272,652	32,053,309
Putnam Investments	Putnam International Equity Fund	1,821,806	50,548,085
T. Rowe Price	T. Rowe Price Balanced Fund	2,799,992	57,684,058
T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	1,581,478	48,090,938
PIMCO Funds	Allianz RCM Large-Cap Growth Fund	5,055,444	75,547,786
Union Bank of California, N.A.*	Stock Liquidity Management Account	353	353

Commingled fund –
Union Bank of California, N.A.*	Stable Value Fund	96,449,607	96,644,578

	* Participant Loans (2,394 loans outstanding with interest rates ranging from from 5.25% - 11.90%)	N/A	21,657,007

			$930,142,169

*A party-in-interest, as defined by ERISA.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

		By:	/S/ PAUL E. FEARER
Paul E. Fearer
Senior Executive Vice President & Director, Human Resources
Union Bank of California, N.A.
Date:	June 26, 2008

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP